                                                                   Exhibit G-2.1


         Prior to its acquisition of NorAm Energy Corp. in 1997, the regulated electric-utility operations were conducted by a subsidiary of a holding company then known as Houston Industries. One of Houston Industries' unregulated business ventures was the acquisition and operation of cable television systems in a variety of locations. In 1995, Houston Industries sold its systems to Time Warner, receiving in consideration a substantial number of shares of convertible preferred stock of Time Warner. Ultimately, those shares were converted into common stock of Time Warner and then to AOL Time Warner Common stock. To avoid the risks inherent in holding a volatile stock such as Time Warner and to capture the value of its appreciation, the company has monetized the value in this stock through security issues, the value of which is tied to the value of the underlying AOL Time Warner common stock. In 1999 the exempt holding company, then known as Reliant Energy, issued Zero-Premium Exchangeable Subordinated Notes, or ZENS. Approximately 17.2 million ZENS were issued with an original principal amount of $1 billion. At December 31, 2002, there were 14.4 million ZENS outstanding.

                  The ZENS, which mature in 2029, bear interest at 2% per annum plus the amount of any cash dividends paid on the related Time Warner shares. CenterPoint has the right to defer interest payments on the ZENS for up to 20 consecutive quarterly periods, but has not done so.

                  Each ZENS has a principal amount of $58.25. At maturity, the holder will receive the greater of the original principal amount of the ZENS or an amount based on the then-current value of 1.5 shares of AOL Time Warner common stock (called "reference shares"). The holders also have the option to exchange the ZENS at any time for cash equal to 95% (100% in some cases) of the then market value of the reference shares attributable to the ZENS.

                  Through CenterPoint Energy Investment Management, Inc., the Company still holds title to the underlying AOL Time Warner common stock, which serves as a hedge against changes in the value of the ZENS. In 2002, for example, approximately 16% of the ZENS were tendered for exchange for cash. CenterPoint liquidated approximately 4.1 million shares of AOL Time Warner common stock at an average price of $10.56 per share and discharged its obligations to the ZENS holders.

                  Upon the adoption of SFAS No. 133 in 2001, the accounting for the ZENS obligation was bifurcated into a debt component and a derivative component (the holder's option to receive the value of AOL Time Warner common stock at maturity). The derivative component was valued at fair value and determined the initial carrying value assigned to the debt component ($121 million) as the difference between the original principal amount of the ZENS ($1.0 billion) and the fair value of the derivative component at issuance ($879 million). Effective January 1, 2001 the debt component was recorded at its accreted amount of $122 million and the derivative component was recorded at its fair value of $788 million, as a current liability, resulting in a transition adjustment pre-tax gain of $90 million ($59 million net of tax).

                  The transition adjustment gain was reported in the first quarter of 2001 as the effect of a change in accounting principle. Subsequently, the debt component accretes through interest charges at 17.5% annually up to the minimum amount payable upon maturity of the ZENS in 2029 (approximately $915 million) which reflects exchanges and adjustments to maintain a 2.309% annual yield, as discussed above. Changes in the fair value of the derivative component are recorded in the Company's Statements of Consolidated Operations. During 2001 and 2002, the Company recorded a loss of $70 million and $500 million, respectively, on the Company's investment in AOL TW Common. During 2001 and 2002, the Company recorded a gain of $58 million and $480 million, respectively, associated with the fair value of the derivative component of the ZENS obligation. Changes in the fair value of the AOL TW Common held by the Company are expected to substantially offset changes in the fair value of the derivative component of the ZENS.